RELX PLC

Director/ PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Henry Udow
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116 pence each (“Ordinary Shares”)

	Identification code	GB00B2B0DG97

b)	Nature of the transaction	Acquisition of 543 Ordinary Shares following the exercise of an option granted on 6 April 2022 under the RELX Group plc 2013 SAYE Share Option Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£16.568	543

d)	Aggregated information

	- Aggregated volume	543

	- Price	£16.568

e)	Date of the transaction	2025-08-01
f)	Place of the transaction	Outside of a trading venue